UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35185

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **M&T Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Light Street

(No. and Street)

Baltimore	**MD**	**21202**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tanya Petrus	**(716) 651-4761**	**tfish@mtb.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopersLLP

(Name – if individual, state last, first, and middle name)

726 Exchange Street, Suite 1010	**Buffalo**	**NY**	**14210**
(Address)	(City)	(State)	(Zip Code)
October 20, 2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tanya Petrus _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M&T Securities, Inc. _____ , as of 2/28 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President, FinOp



Notary Public

ELICIA A MIELCAREK
NOTARY PUBLIC STATE OF NEW YORK
ERIE COUNTY
LIC. #01MI0005791
COMM. EXP. 04/18/20⟨27⟩

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC 7 _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

M&T SECURITIES, INC.
Financial Statements and Supplemental Schedules
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
of M&T Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2023, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, www.pwc.com/us



its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
February 28, 2024

We have served as the Company's auditor since at least 1987. We have not been able to determine the specific year we began serving as auditor of the Company.

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2023

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2023
(Dollars in thousands)

Assets:		
Cash on deposit with M&T Bank	$	285
United States treasury securities, at fair value		4,865
Money market mutual funds, at fair value		30,000
Receivable from broker		18,383
Receivable from corporate underwriting		1,181
Deferred income taxes		370
Other assets		540
Total assets	$	55,624
Liabilities:		
Due to M&T Bank		43
Current income taxes payable to M&T Bank		118
Other liabilities		381
Total liabilities		542
Shareholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		33,445
Retained earnings		21,562
Total shareholder's equity		55,082
Total liabilities and shareholder's equity	$	55,624

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year Ended December 31, 2023
(In thousands)

Revenues:

Underwriting fees	$	10,190
Commissions		1,792
Interest income		1,075
Other		314
Total revenues		13,371

Expenses:

Salaries and employee benefits	1,754
Professional and other services	1,275
Services provided by affiliates	530
Clearing broker fees	182
Outside data processing and software	150
Equipment and net occupancy	143
Other	190
Total expenses	4,224

Income before income taxes		9,147
Income tax expense		2,792
Net Income	$	6,355

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2023
(In thousands)

Cash flows from operating activities:		
Net income	$	6,355
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock based compensation		182
Net change in:		
Receivable from broker		29,020
Receivable from corporate underwriting		(907)
Current income taxes receivable from/payable to M&T Bank		681
Due to/from M&T Bank		(26)
United States treasury securities		(4,865)
Money market mutual funds		(30,000)
Other, net		(348)
Net cash provided by operating activities		92
Net increase in cash and cash equivalents		92
Cash and cash equivalents at beginning of year		193
Cash and cash equivalents at end of year	$	285
Supplemental disclosure of cash flow information		
Income taxes paid during the year	$	2,111
Interest received during the year		978

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2023
(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2023	$ 75	33,263	15,207	48,545
Net income	—	—	6,355	6,355
Stock-based compensation expense	—	182	—	182
Balance at December 31, 2023	$ 75	33,445	21,562	55,082

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

1. **Organization and operations**

   M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank Corporation ("M&T") and is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC").

   The Company provides services as an institutional broker-dealer focused on supporting corporate clients through such offerings as institutional brokerage and securities underwriting services. The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities transactions are executed.

   The Company participates in corporate underwriting as a joint book runner or co-manager. Revenues associated with these activities are included in fee revenues in the Statement of Income.

   The Company is subject to applicable federal and state securities laws and regulations. The Company is a member of the Financial Industry Regulatory Authority, which is regulated by the SEC. The Company is also a member of the Securities Investor Protection Corporation.

2. **Summary of significant accounting policies**

   The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   A summary of significant accounting policies used in the preparation of the financial statements follows:

   Statement of Cash Flows

   For purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash on deposit with M&T Bank.

   United States treasury securities, at fair value

   United States treasury securities are stated at fair value. Income earned on United States treasury securities is included in interest income in the Statement of Income.

2. **Summary of significant accounting policies, continued**

   Money market mutual funds, at fair value

   Money market mutual funds are stated at fair value. These mutual funds predominantly invest in short-term debt obligations issued by the U.S government and its agencies and corporations. Income earned on money market mutual funds is included in interest income in the Statement of Income.

   Furniture and equipment

   Furniture and equipment are stated at cost less accumulated depreciation and are included in other assets in the Statement of Financial Condition. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

   Underwriting fees and commissions

   The Company recognizes revenue from contracts with customers when the performance obligations related to the services under the terms of a contract are satisfied. The Company's contracts generally do not contain terms that require significant judgment to determine the amount of revenue to recognize.

   Underwriting fees are earned by the Company for activities associated with corporate security issuances. Revenues are recorded when the Company's performance obligations are satisfied in accordance with the underwriting agreement, which is typically at the time the transaction is settled.

   The Company earns commissions from buying or selling securities on behalf of customers and are recorded on a trade date basis. Commission revenues are recognized when the performance obligation is satisfied, which typically is at the time the security transaction is executed.

   Stock-based compensation

   Employees of the Company have been granted stock awards, comprised of restricted stock and restricted stock units of M&T under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report ("Form 10-K") as filed with the SEC.

2. **Summary of significant accounting policies, continued**

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2023, unvested restricted stock awards granted to the Company's employees totaled 2,345 restricted stock units. The unrecognized compensation expense associated with restricted stock awards was $18,000 as of December 31, 2023, which will be recognized over a weighted-average period of approximately one year.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Measurement of credit losses on financial instruments measured at amortized cost

The Company's financial assets measured at amortized cost are mainly comprised of a receivable from a clearing organization. Based on then current economic conditions and reasonable and supportable forecasts of future conditions the expected credit losses on financial assets were immaterial to the Company's Statement of Financial Condition at December 31, 2023.

3. **Fair value measurements**

GAAP permits an entity to choose to measure eligible financial instruments and other items at fair value. The Company has not made any fair value elections at December 31, 2023.

Pursuant to GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

Investments in United States treasury securities are recorded at fair value in the Statement of Financial Condition with changes in fair value recognized in interest income in the Statement of Income in the period changes occur. The valuation of United States treasury securities is considered Level 2. The fair value of these securities was $4,865,000 at December 31, 2023.

Investments in mutual funds are actively traded and, therefore, have been classified as Level 1 valuations. The fair value of these securities was $30,000,000 at December 31, 2023.

The Company's other financial instruments, such as cash, receivables from or payables to broker and other third parties and amounts due to/from M&T not measured at fair value in the Statement of Financial Condition are carried at amounts that the Company believes approximate fair value. Those financial instruments are classified as Level 2 because all significant inputs are observable, except for cash which is classified as Level 1.

4. **Pension plans and other postretirement benefits**

The Company participates in M&T Bank's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T Bank makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. The Company recognized a net periodic pension benefit in 2023 related to the defined benefit plan of ($248,000). The amounts recorded in salaries and employee benefits expense and other expenses in the Statement of Income in 2023 were an expense of $35,000 and a benefit of ($283,000), respectively.

4. **Pension plans and other postretirement benefits, continued**

Expense recorded by the Company in 2023 related to the defined contribution plan was $56,000 and is included in salaries and employee benefits expense.

The Company also participates in M&T Bank's defined benefit postretirement health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T Bank or its subsidiaries or affiliates. Substantially all salaried employees are eligible to select coverage in the plans. The Company's expense with respect to those postretirement benefits was not material in 2023.

Additionally, the Company participates in M&T Bank's retirement savings plan that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 100% of an employee's contribution, up to 5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the retirement savings plan totaled $63,000 in 2023.

5. **Income taxes**

The components of income taxes were as follows:

	(In thousands)
Current:	
Federal	$ 1,663
State and local	1,129
Total current	2,792
Deferred:	
Federal	26
State and local	(26)
Total deferred	—
Total income tax expense	$ 2,792

Total income taxes differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory federal income tax rate	$ 1,921
State and local income tax expense, net of federal income tax effect	872
Other	(1)
	$ 2,792

5. **Income taxes, continued**

    Net deferred tax assets were comprised of the following:

	(In thousands)
Stock based compensation	$ 366
Severance	23
Gross deferred tax asset	389
Depreciation and amortization	(19)
Net deferred tax asset	$ 370

    The Company believes that it is more likely than not that the net deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. **Related party transactions**

    Cash and cash equivalents

    The Company maintains an operating checking account with M&T Bank.

    Occupancy

    The Company also occupies non-banking office space in facilities owned or rented by M&T Bank. Occupancy expenses related to those facilities amounted to $135,000 in 2023.

    Due to/from M&T Bank

    Amounts payable to or receivable from M&T Bank resulting from the transactions noted herein are generally settled on a monthly basis.

6. **Related party transactions, continued**

   Services provided by the Company

   Revenues associated with brokerage and underwriting services performed by the Company on behalf of affiliates during the year are included in commissions and underwriting fees revenue in the Statement of Income and totaled $2,814,000 in 2023. Those affiliates included M&T, M&T Bank, Wilmington Funds Management Corporation, Wilmington Trust National Association ("WTNA") and Wilmington Trust Company. Included in revenues were:

   - Commissions earned by the Company in 2023 included those for providing administrative services for non-qualified retirement plans, such as rollover individual retirement accounts, and for institutional and wealth customer transactions. Commission revenues associated with institutional and wealth customer transactions were $1,534,000 in 2023.

   - Commissions earned by the Company associated with the trade execution of M&T's common stock repurchases totaled $96,000 in 2023.

   - Underwriting revenues earned by the Company associated with corporate securities issuances by M&T and M&T Bank aggregated $1,184,000 in 2023.

   Costs of services provided by affiliates

   Costs for data processing, personnel administration, legal and other services performed by affiliates on behalf of the Company totaled $530,000 in 2023. Costs associated with the corporate securities underwriting of M&T and M&T Bank paid to third parties totaled $122,000 in 2023, which are included in professional and other services on the Statement of Income.

   Line of Credit with M&T Bank

   In August 2023, the Company renewed its borrowing arrangement with M&T Bank in the amount of a $50,000,000 line of credit agreement to be secured by corporate bonds underwritten by the Company for sale, for which WTNA will act as collateral custodian. The borrowing arrangement bears a variable rate of interest equal to 282 basis points above the greater of either daily simple Secured Overnight Financing Rate or one percent. Advances drawn on the line of credit are generally repayable in full within 30 days of such advances. The line of credit matures and any outstanding obligations are repayable in full on August 11, 2024. The line of credit was not utilized during 2023. The Company remitted fees related to the line of credit of $76,000 in 2023 which was recorded as other expense in the Statement of Income.

7. **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $52,624,000 at December 31, 2023, which was $52,374,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2023.

8. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2023
(In thousands)

Net capital

Shareholder's equity	$	55,082
Adjustment for non-allowable assets:		
Deferred income taxes		370
Receivables from non-customers		1,391
Other		60
Net capital before haircut on securities positions		53,261
Haircut on securities positions		637
Net capital		52,624
Required net capital		250
Excess net capital	$	52,374

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2023.

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(ii) of Rule 15c3-3 dealing with introducing brokers.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a)); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).



Report of Independent Registered Public Accounting Firm

To the Board and Management of M&T Securities, Inc.

We have reviewed M&T Securities, Inc.'s assertions, included in the accompanying M&T Securities, Inc.'s Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

 (2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2023, without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Buffalo, New York
February 28, 2024

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, www.pwc.com/us



Report of Independent Accountants

To the Board of Directors and Management of M&T Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of M&T Securities, Inc. (the "Company") for the year ended December 31, 2023. Management of M&T Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Payment dated July 26, 2023, in the amount of $8,960.87 was compared to the July 26, 2023 outgoing Citi Bank Transactions Details report and to the journal entry dated July 26, 2023, which debited GL Account #4621000 Non-Tech Subj Matter Expenses from M&T Securities Operations to SIPC, obtained from Ashley Ames/Sr. Financial Analyst/ M&T Securities, Inc., noting no differences.
   b. Payment dated February 2, 2024, in the amount of $3,038.49 was compared to the February 2, 2024 wire request #240202003702000 and to the journal entry dated February 2, 2024, which debited GL Account #4621000 Non-Tech Subj Matter Expenses from M&T Securities Operations to SIPC obtained from Ashley Ames/Sr. Financial Analyst/ M&T Securities, Inc., noting no differences.
2. Compared the Total Revenue amount (in thousands) reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, to the Total Revenue amount of $13,371,663 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2023, noting a difference of $663 due to rounding.

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, www.pwc.com/us



3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $200,897 to the aggregate amounts of General Ledger Accounts #3515319 Variable Annuities, #3515303 12B1 Trailer Fees, #3515304 Mutual Fund Revenue, #3517040 Direct Mail Revenue, #3521500 Insurance Revenue – 1st Year, and #3521501 Insurance Revenue – Renewal on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities) for the year ended December 31, 2023, provided by Ashley Ames/Sr. Financial Analyst/M&T Securities, Inc., noting no differences.
    b. Compared deductions on line 4c, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $181,980 to General Ledger Account #4643100 Security Clearance Fees Domestic on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities) for the year ended December 31, 2023, provided by Ashley Ames/Sr. Financial Analyst/M&T Securities, Inc., noting no differences.
4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $12,988,786 and the General Assessment on page 2, line 8 of $19,483, noting no differences.
    b. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $13,371,663, noting no differences.
    c. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $382,877, noting no differences.
    d. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $8,960, noting no differences.
    e. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $8,960 was included on page 2, line 12, Lesser of line 10 or 11d, noting no differences.
    f. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $10,522.13, noting no differences.
    g. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $10,522.13, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2022, on which it was originally computed, noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Management of M&T Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PriceWaterhouseCoopers LLP

Buffalo, New York
February 28, 2024


One Light Street Baltimore, MD 21202

M&T Securities, Inc.'s Exemption Report

M&T Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below:

Number of exceptions	Nature of exceptions	Date(s) of exceptions
0	N/A	

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

Number of exceptions	Nature of exceptions	Date(s) of exceptions
0	N/A	

M&T Securities, Inc.

I, Tanya Petrus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Tanya Petrus

Title: FinOp/ Interim President

DocuSigned by:

Tanya Petrus February 28, 2024 | 11:35:19 EST

EBF8BC6F353F480...



One Light Street Baltimore, MD 21202

February 28, 2024

PricewaterhouseCoopers LLP
726 Exchange Street, Suite 1010
Buffalo, New York 14210

We are providing this letter in connection with your audit of the financial statements of M&T Securities, Inc. (the "Company") as of December 31, 2023 and for the year then ended for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial condition, results of operations, and cash flows of M&T Securities, Inc. in conformity with accounting principles generally accepted in the United States of America. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of December 31, 2023, for the preparation and fair presentation in the financial statements of financial condition, results of operations, and of cash flows in conformity with generally accepted accounting principles, including the appropriate selection and application of accounting policies.

We are also providing this letter in connection with your review of the Company's assertions under SEC Rule 17a-5 with respect to:

(1) the exemption provision of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claims exemption,

(2) whether or not the Company has met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2023, and

(3) the Company also filing an Exemption Report for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and whether or not the Company has met the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

for the purpose of expressing moderate assurance that there are no material modifications that should be made to the Company's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Certain representations in this letter are described as being limited to those matters that are material. Materiality is entity specific. The omission or misstatement of an item in a financial report is material, regardless of size, if in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Materiality used for purposes of these representations is $175,000.

We confirm, to the best of our knowledge and belief, as of February 28, 2024 the date of your reports, the following representations made to you during your audit and examination:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America (GAAP), and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subject. We have prepared the Company's financial statements on the basis that the Company is able to continue as a going concern. There are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

2. We have made available to you:

   a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

   b. Support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

   c. Unconditional access to persons within the entity from whom you have requested audit evidence.

   d. All minutes of the meetings of the Board of Directors. The most recent meeting held was the Board of Directors of M&T Securities, Inc. on October 26, 2023.

   e. All changes or expected changes to the Company's affiliates/beneficial owners, as defined in Rule 2-01 of Regulation S-X, during the period ended December 31, 2023. We understand that such changes could have come about, for example, as a result of mergers, acquisitions, investments or establishment of new entities. Changes were communicated prior to the date for which independence was required with respect to the affiliate/beneficial owner (e.g., in coordination with the letter of intent or the commitment date of the transaction). The independence rules encompass not only the Company, but also its affiliates and beneficial owners, as defined in Rule 2-01 of Regulation S-X.

3. We have appropriately reconciled our books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements, as necessary. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no material general ledger suspense account items written off to a balance sheet account, which should have been written off to an income statement account and vice versa. All intra-**entity** accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

4. There have been no communications from regulatory agencies concerning non-compliance with or deficiencies in financial reporting practices.

5. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

6. We did not use any instances of artificial intelligence in the preparation of the financial statements or in the supporting financial records and related data provided to you, to the extent that such use involved or related to information or account balance(s) that was, or had the potential to be, material.

7. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of October 31, 2023, for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error and we have disclosed to you all deficiencies in the design or operation of internal control over financial reporting of which we are aware. We did not use any instances of artificial intelligence in the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements.

8. We acknowledge our responsibility for the design, implementation, and maintenance of programs and controls to provide reasonable assurance that fraud is prevented and detected.

9. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud and we have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management,

   b. Employees who have significant roles in internal control over financial reporting, or

   c. Others where the fraud could have a material effect on the financial statements.

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

(As to the three preceding representations, we understand the term "fraud" to mean those matters described in PCAOB AS 2401 (PCAOB AU 316).)

11. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

12. There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

13. The Company has no plans or intentions that may materially affect the carrying value of assets and liabilities.

14. The following, if material, have been properly recorded or disclosed in the financial statements:

   a. Relationships and transactions with related-parties, as described in Accounting Standards Codification (ASC) 850, *Related Party Disclosures*, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   There are no:

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*, 275-10-50. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

15. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

16. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

17. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto.

18. It is understood that the term "securities and investments not readily marketable" includes, but is not limited to, the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

19. All receivables have been appropriately reduced to their estimated net realizable value.: We have considered all reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions and where applicable, we have recognized an appropriate loss allowance.

20. All liabilities of the Company of which we are aware are included in the financial statements at the balance sheet dates. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*, and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Topic.

21. We are responsible for all significant estimates and judgments affecting the financial statements. The methods, underlying data, and significant assumptions used in developing accounting estimates and the related disclosures are reasonable and appropriate to achieve recognition, measurement, or disclosure in the financial statements in accordance with accounting principles generally accepted in the United States of America. The methods used in developing accounting estimates have been consistently applied in the periods presented and the data used in developing accounting estimates is accurate and complete. Accounting estimates and judgments appropriately reflect management's intent and ability to carry out specific courses of action, where relevant. There have been no subsequent events that would require the adjustment of any significant estimates and related disclosures.

22. The Company does not have outstanding a past-due share of its accounting support fees collectible by the Public Company Accounting Oversight Board.

23. We acknowledge our responsibility for the fair presentation of the supplemental information required by SEC Rule 17a-5 and the form and content of that information, in conformity with SEC Rule 17a-5. We believe such information, including its form and content, is fairly stated, in all material respects. The methods of measurement or presentation have not changed from those

used in the prior period. There are no significant assumptions or interpretations underlying the measurement or presentation of the information. The information complies, in all material respects, with SEC Rule 17a-5.

24. Net capital computations, prepared by the Company during the period from January 1, 2023 through February 28, 2024, indicated that the Company was in compliance with the requirements of 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") (and applicable exchange and self-regulatory organization requirements) at all times during the period.

25. We have had no 17a-11 communications with regulators.

Exemption report assertions

33. We are responsible for compliance with the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2023.

34. The Company's assertions that it claimed exemption under the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year-ended December 31, 2023 without exception and that the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception is the responsibility of management.

35. We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provision in 17 C.F.R. § 240.15c3-3(k) or the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, received through the date of your report.

36. We did not use any instances of artificial intelligence in the preparation of the M&T Securities, Inc. Exemption Report or in the supporting records and related data provided to you.

37. There were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) or the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 subsequent to the period addressed in the Company's assertions.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

DocuSigned by:

Tanya Petrus

EBF8BC6F353F480...

Tanya Petrus
FinOp



One Light Street Baltimore, MD 21202

February 28, 2024

PricewaterhouseCoopers LLP
726 Exchange Street, Suite 1010
Buffalo, New York 14120

We are providing this letter in connection with your performance of the procedures related to the General Assessment Form (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of M&T Securities, Inc. (the "Company") as required by Rule 17a-5(e)(4) of the Securities Exchange Act of 1934.

We confirm, to the best of our knowledge and belief, as of February 28, 2024, the date of your report related to your performance of the procedures related to the General Assessment Form (Form SIPC-7), the following representations made to you during your engagement:

1. We have made all assessment payments to the Securities Investor Protection Corporation ("SIPC") as required for the year ended December 31, 2023. The SIPC assessment payments reported by the Company on Form SIPC-7 are in compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2023.

2. We are responsible for the Form SIPC-7 and the assertion above related thereto.

3. We agreed to the procedures and acknowledge that the procedures are appropriate for our purposes.

4. We and SIPC are responsible for selecting the criteria to be used in the determination of the findings and determining that the criteria are appropriate for our purposes.

5. We are responsible for the sufficiency of the procedures you performed for our purposes.

6. We have made available to you:

    a. all information necessary to perform the agreed-upon procedures.

    b. unrestricted access to personnel of the Company from whom you have requested information.

7. We are responsible for the completeness and accuracy of the information supplied to you.

8. There are no known matters contradicting the Form SIPC-7 or assertion related thereto.

9. There are no communications from regulatory agencies or others affecting the Form SIPC-7 or assertion related thereto, including communications received between December 31, 2023 and the date of your report.

10. We are not aware of any material misstatements in the Form SIPC-7 or assertion related thereto .

11. We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Form SIPC-7.

To the best of our knowledge and belief, no events have occurred subsequent to December 31, 2023 and through the date of this letter that would have a material effect on the Form SIPC-7 or assertion related thereto

DocuSigned by:

Tanya Petrus

EBF8BC6F353F480...

Tanya Petrus
FinOp

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
M&T SECURITIES INC   8-35185

For the fiscal period beginning   1/1/2023   and ending 12/31/2023

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 13,371,663.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 13,371,663.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 200,897.00

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 181,980.00

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

  Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 382,877.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 12,988,786.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 19,483.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2023_ SIPC-6 or 6A	$ 8,960.87
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for _2023_ SIPC-6 and 6A(s) $ 8,960.87	
d	Add lines 11a through 11c	$ 8,960.87
12	**LESSER** of line 10 or 11d.	$ 8,960.87
13 a	Amount from line 8 $ 19,483.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 8,960.87	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**	$ 10,522.13
14	Interest (see instructions) for _0_ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.	$ 10,522.13
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-35185	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	M&T SECURITIES INC 1 LIGHT STREET BALTIMORE, MD 21202		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

M&T SECURITIES INC	Tanya Petrus
(Name of SIPC Member)	(Authorized Signatory)
1/30/2024	tfish@mtb.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.